Exhibit 99.1

GFL Environmental Inc. Announces Results from Annual General Meeting of Shareholders

VAUGHAN, ON, May 15, 2024 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) announced the voting results from its annual general meeting of shareholders held today virtually via live audio webcast.

Shareholders of the Company voted in favour of all items of business, including the election of each of the director nominees as follows:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
(a) Patrick Dovigi	407,007,792	93.58%	27,906,369	6.42%
(b) Dino Chiesa	343,383,470	78.95%	91,530,691	21.05%
(c) Violet Konkle	433,618,828	99.70%	1,295,334	0.30%
(d) Sandra Levy	392,216,413	90.18%	42,697,749	9.82%
(e) Jessica McDonald	344,169,128	79.13%	90,745,034	20.87%
(f) Arun Nayar	340,933,179	78.39%	93,980,982	21.61%
(g) Paolo Notarnicola	338,118,804	77.74%	96,795,357	22.26%
(h) Ven Poole	433,243,674	99.62%	1,670,488	0.38%
(i) Blake Sumler	433,259,505	99.62%	1,654,656	0.38%
(j) Raymond Svider	433,183,831	99.60%	1,730,330	0.40%

Final voting results on all matters voted on at the meeting will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information:
Patrick Dovigi
+1 905 326-0101
pdovigi@gflenv.com